                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-80419


                             PROSPECTUS SUPPLEMENT

                             DATED AUGUST 4, 2000

                              TO PROSPECTUS DATED

                                MAY 22, 2000 OF

                              HOMESTORE.COM, INC.

   This Prospectus Supplement includes financial information derived from Homestore's quarterly report on Form 10-Q for the quarter ended June 30, 2000 which was previously filed with the Securities and Exchange Commission. This Prospectus Supplement is a part of the Prospectus and must be timely delivered to any purchaser of the securities covered by the Prospectus.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                   Overview

   On February 4, 1999, NetSelect, Inc. ("NSI") was merged with and into Homestore.com, Inc. ("Company"or "Homestore") in a non-substantive share exchange, which was provided for in the agreements governing the formation and operation of RealSelect, Inc. ("RealSelect"), the operating company. The share exchange lacked substance since both the Company and NSI were shell companies for their respective investments in RealSelect, and because the respective underlying ownership interests of the individual investors were unaffected. Accordingly, the non-substantive share exchange was accounted for at historical cost. The share exchange between the Company and NSI is referred to herein as the "Reorganization." This Reorganization was completed solely to simplify the Company's legal structure prior to its initial public offering.

   In June 1999, the Company acquired SpringStreet, Inc. ("SpringStreet") for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of common stock. The aggregate acquisition cost of $51.7 million was based on terms and preferences of the shares issued in the transaction relative to the value received by the Company in the April 1999 Series G preferred stock financing. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $41.3 million has been allocated to goodwill and other purchased intangible assets and is being amortized on a straight-line basis over estimated lives ranging from three to five years.

   In October 1999, the Company acquired Homebuyer's Fair, Inc. and FAS-Hotline, Inc. (collectively referred to as "HomeFair") for $35.8 million in cash and other acquisition related expenses, a $37.5 million note payable and 250,000 shares of common stock, with an estimated fair value of $11.2 million, for a total aggregate purchase price of $83.7 million. The acquisition has been accounted for as a purchase. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $83.3 million has been allocated to goodwill and other purchased intangible assets and is being amortized on a straight-line basis over estimated lives ranging from three to five years.

   Homestore's unaudited pro forma condensed consolidated statements of operations for the three and six months ended June 30, 1999 give effect to the Reorganization and the acquisitions of Springstreet and HomeFair as if they had occurred on January 1, 1999.

   The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of January 1, 1999 and should not be construed as being representative of future operating results.

   The audited historical financial statements of the Company, NSI, The Enterprise of America, Ltd., MultiSearch Solutions, Inc., SpringStreet, The Homebuyer's Fair, Inc., FAS-Hotline, Inc. and The Center For Mobility Resources, Inc. and National School Services, Inc. are included in the Company's Form S-1 (No. 333-94467) as filed with the Securities and Exchange Commission on January 26, 2000 and the Form 8-K/A filed on December 7, 1999. The unaudited pro forma condensed consolidated statement of operations presented herein should be read in conjunction with those financial statements and related notes.

                              HOMESTORE.COM, INC.

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (/1/)
                   (in thousands, except per share amounts)

                                                               For the Six
                                    For the Three Months    Months Ended June
                                       Ended June 30,              30,
                                    ----------------------  ------------------
                                       2000        1999       2000      1999
                                    ----------  ----------  --------  --------
Revenues........................... $   50,152  $   14,246  $ 88,751  $ 24,655
Cost of revenues (excluding non-
 cash equity
 charges--see note 7)..............     13,285       5,321    23,845     9,874
                                    ----------  ----------  --------  --------
Gross profit.......................     36,867       8,925    64,906    14,781
                                    ----------  ----------  --------  --------
Operating expenses:
  Sales and marketing (excluding
   non-cash equity
   charges--see note 7)............     30,440      19,760    60,225    34,720
  Product development (excluding
   non-cash equity charges--see
   note 7).........................      3,598       1,609     5,438     3,000
  General and administrative
   (excluding non-cash equity
   charges--see note 7)............     11,859       6,926    22,674    12,026
  Amortization of intangible
   assets..........................     10,935       7,022    19,327    14,036
  Stock-based charges..............     11,021       4,859    21,835     8,062
                                    ----------  ----------  --------  --------
    Total operating expenses.......     67,853      40,176   129,499    71,844
                                    ----------  ----------  --------  --------
Loss from operations...............    (30,986)    (31,251)  (64,593)  (57,063)
Interest and other income
 (expense), net....................      6,274      (1,548)   10,669    (3,139)
                                    ----------  ----------  --------  --------
Net loss........................... $  (24,712) $  (32,799) $(53,924) $(60,202)
                                    ==========  ==========  ========  ========
Basic and diluted net loss per
 share............................. $     (.31) $     (.56) $   (.70) $  (1.06)
                                    ==========  ==========  ========  ========
Shares used to calculate basic and
 diluted net loss per share........     80,153      58,735    77,102    56,662
                                    ==========  ==========  ========  ========

--------
(/1/) See pages 3 and 4 for a full disclosure of the unaudited pro forma condensed consolidated statements of operations for the three and six months ended June 30, 1999, respectively. Since there are no pro forma adjustments after December 31, 1999, the unaudited pro forma condensed consolidated statements of operations for the three and six months ended June 30, 2000 reflect our actual operating results.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                 Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED JUNE 30, 1999
                    (in thousands, except per share amounts)

                                                              Pro Forma                                          Pro
                          Homestore.com  NSI  Adjustments   Homestore.com SpringStreet HomeFair Adjustments     Forma
                          ------------- ----- -----------   ------------- ------------ -------- -----------    --------
Revenues................    $ 11,016    $ --    $  --         $ 11,016      $ 1,478     $1,803    $   (51) (1) $ 14,246
Cost of revenues........       4,361                             4,361          823        137                    5,321
                            --------    -----   ------        --------      -------     ------    -------      --------
Gross profit............       6,655      --       --            6,655          655      1,666        (51)        8,925
                            --------    -----   ------        --------      -------     ------    -------      --------
Operating expenses:
 Sales and marketing....      15,603                            15,603        3,704        504        (51) (1)   19,760
 Product development....       1,037                             1,037          458        114                    1,609
 General and
  administrative........       3,933                             3,933        2,707        286                    6,926
 Amortization of
  intangible assets.....         789                               789                     522       (522) (2)    7,022
                                                                                                    6,233  (3)
 Stock-based charges....       3,610                             3,610        1,249                               4,859
                            --------    -----   ------        --------      -------     ------    -------      --------
   Total operating
    expenses............      24,972      --       --           24,972        8,118      1,426      5,660        40,176
                            --------    -----   ------        --------      -------     ------    -------      --------
Loss from operations....     (18,317)     --       --          (18,317)      (7,463)       240     (5,711)      (31,251)
Interest and other
 income (expense), net..          37                                37            5        (45)    (1,545) (4)   (1,548)
                            --------    -----   ------        --------      -------     ------    -------      --------
Net loss................     (18,280)     --       --          (18,280)      (7,458)       195     (7,256)      (32,799)
                            --------    -----   ------        --------      -------     ------    -------      --------
Accretion of redemption
 value and dividends on
 convertible preferred
 stock..................      (1,063)            1,063 (5)
                            --------    -----   ------        --------      -------     ------    -------      --------
Net loss applicable to
 common stockholders....    $(19,343)   $ --    $1,063        $(18,280)     $(7,458)    $  195    $(7,256)     $(32,799)
                            ========    =====   ======        ========      =======     ======    =======      ========
Historical basic and
 diluted net loss per
 share applicable to
 common stockholders....    $   (.79)
                            ========
Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders....      24,350
                            ========
Pro forma basic and
 diluted net loss per
 share..................                                                                                       $   (.56)
                                                                                                               ========
Shares used in the
 calculation of pro
 forma basic and diluted
 net loss per share.....                                                                                         58,735 (6)
                                                                                                               ========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1999
                    (in thousands, except per share amounts)

                                                                Pro Forma                                           Pro
                         Homestore.com   NSI    Adjustments   Homestore.com SpringStreet HomeFair Adjustments      Forma
                         ------------- -------  -----------   ------------- ------------ -------- -----------     --------
Revenues...............    $ 16,586    $ 2,433    $  --         $ 19,019      $  2,346    $3,392   $   (102) (1)  $ 24,655
Cost of revenues.......       7,110        798                     7,908         1,675       291                     9,874
                           --------    -------    ------        --------      --------    ------   --------       --------
Gross profit...........       9,476      1,635       --           11,111           671     3,101       (102)        14,781
                           --------    -------    ------        --------      --------    ------   --------       --------
Operating expenses:
 Sales and marketing...      24,361      4,064                    28,425         5,506       891       (102) (1)    34,720
 Product development...       1,368        174                     1,542         1,134       324                     3,000
 General and
  administrative.......       5,918      1,053                     6,971         4,416       639                    12,026
 Amortization of
  intangible assets....       1,311        261                     1,572                   1,286     (1,286) (2)    14,036
                                                                                                     12,464  (3)
 Stock-based charges...       5,250        569                     5,819         2,243                               8,062
                           --------    -------    ------        --------      --------    ------   --------       --------
   Total operating
    expenses...........      38,208      6,121       --           44,329        13,299     3,140     11,076         71,844
                           --------    -------    ------        --------      --------    ------   --------       --------
Loss from operations...     (28,732)    (4,486)      --          (33,218)      (12,628)      (39)   (11,178)       (57,063)
Interest and other
 income (expense),
 net...................         (34)        (5)                      (39)           44       (54)    (3,090) (4)    (3,139)
                           --------    -------    ------        --------      --------    ------   --------       --------
Net loss...............     (28,766)    (4,491)      --          (33,257)      (12,584)      (93)   (14,268)       (60,202)
Accretion of redemption
 value and dividends on
 convertible preferred
 stock.................      (1,477)      (207)    1,684 (5)         --
                           --------    -------    ------        --------      --------    ------   --------       --------
Net loss applicable to
 common stockholders...    $(30,243)   $(4,698)   $1,684        $(33,257)     $(12,584)   $  (93)  $(14,268)      $(60,202)
                           ========    =======    ======        ========      ========    ======   ========       ========
Historical basic and
 diluted net loss per
 share applicable to
 common stockholders...    $  (1.48)
                           ========
Shares used in the
 calculation of
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders...      20,502
                           ========
Pro forma basic and
 diluted net loss per
 share.................                                                                                           $  (1.06)
                                                                                                                  ========
Shares used in the
 calculation of pro
 forma basic and
 diluted net loss per
 share.................                                                                                            56,662  (6)
                                                                                                                  ========


 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Information.

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED FINANCIAL INFORMATION

   Pro forma adjustments reflect the following in the unaudited pro forma condensed consolidated statements of operations:

(1) Elimination of intercompany revenues and expenses.

(2) Elimination of amortization of intangible assets.

(3) Amortization of goodwill and other intangible assets on a straight-line basis.

(4) Reduction in interest income related to cash portion of the purchase consideration, net of an increase in interest expense related to the $37.5 million promissory note which bears interest at 10.875% issued in connection with the acquisition of HomeFair. The promissory note was repaid in February 2000.

(5) Elimination of the accretion of redemption value and dividends on convertible preferred stock resulting from the assumed conversion of the Company's preferred stock into common stock in connection with its initial public offering ("IPO").

(6) Additional weighted average shares used in the calculation of pro forma basic and diluted net loss per share reflect the following, as if they been issued as of January 1, 1999, except for preferred stock that was not issued in connection with an acquisition. For this preferred stock, the weighted average shares reflect the preferred stock as if it had been issued as of January 1, 1999 or the date of issuance, if later:

                                                       For the
                                                     Three Months    For the
                                                        Ended      Six Months
                                                       June 30,       Ended
                                                         1999     June 30, 1999
                                                     ------------ -------------
   SpringStreet acquisition........................      4,587        4,587
   HomeFair acquisition............................        250          250
   NSI Reorganization..............................        --         2,080
   Conversion of preferred stock in connection with
    IPO............................................     25,631       25,326
   Conversion of NAR's RealSelect shares into
    Homestore.com shares...........................      3,917        3,917

(7) Stock-based charges represent amortization of deferred charges recorded in connection with grants of stock options, stock and warrants issued. The deferred charges represent the difference between the deemed fair value of the Company's common stock for accounting purposes and the exercise price of the options, stock and warrants issued. The following chart summarizes the stock-based charges that have been excluded from the following captions for each of the periods presented:

                                                     For the        For the
                                                   Three Months    Six Months
                                                  Ended June 30, Ended June 30,
                                                  -------------- --------------
                                                   2000    1999   2000    1999
                                                  ------- ------ ------- ------
   Cost of revenues.............................. $   148 $  505 $   346 $  844
   Sales and marketing...........................   9,977  2,459  19,400  4,109
   Product development...........................     140    203     326    363
   General and administrative....................     756  1,692   1,763  2,746
                                                  ------- ------ ------- ------
                                                  $11,021 $4,859 $21,835 $8,062
                                                  ======= ====== ======= ======

                              HOMESTORE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amount)

                                                        June 30,   December 31,
                                                          2000         1999
                                                       ----------- ------------
                                                       (unaudited)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 193,938   $  90,382
  Short-term investments..............................    110,927
  Marketable equity security..........................      3,863       4,230
  Accounts receivable, net............................     29,631      13,428
  Current portion of prepaid distribution expense ....     42,418       7,868
  Other current assets................................      7,552       5,371
                                                        ---------   ---------
Total current assets..................................    388,329     121,279
Prepaid distribution expense..........................    181,565       6,167
Property and equipment, net...........................     19,315       6,305
Intangible assets, net................................    190,827     138,612
Restricted cash.......................................     90,000
Other long-term assets................................     42,249       4,200
                                                        ---------   ---------
    Total assets......................................  $ 912,285   $ 276,563
                                                        =========   =========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable....................................  $   9,908   $   5,349
  Accrued liabilities.................................     33,964      23,687
  Deferred revenue....................................     27,073      13,478
  Notes payable.......................................        314      37,943
                                                        ---------   ---------
Total current liabilities.............................     71,259      80,457
                                                        ---------   ---------
Distribution obligation...............................    185,940
Other.................................................     10,817         633
                                                        ---------   ---------
    Total non-current liabilities.....................    196,757         633
                                                          268,016      81,090
                                                        ---------   ---------
Commitments and contingencies (Note 11)...............
Stockholders' equity:
  Convertible preferred stock, $.001 par value
  Common stock, $.001 par value; 500,000 shares
   authorized, 86,868 and 75,251 shares issued at June
   30, 2000 and December 31, 1999, respectively, and
   81,332 and 70,189 shares outstanding at June 30,
   2000 and December 31, 1999, respectively...........         81          70
  Additional paid-in capital..........................    996,858     413,244
  Treasury stock, at cost; 5,062 shares at June 30,
   2000 and December 31, 1999.........................    (13,676)    (13,676)
  Notes receivable from stockholders..................    (13,334)    (13,350)
  Deferred stock-based charges........................   (119,303)    (38,947)
  Accumulated other comprehensive income..............      3,300       3,865
  Accumulated deficit ................................   (209,657)   (155,733)
                                                        ---------   ---------
    Total stockholders' equity........................    644,269     195,473
                                                        ---------   ---------
    Total liabilities and stockholders' equity........  $ 912,285   $ 276,563
                                                        =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                          For the Three        For the Six
                                        Months Ended June   Months Ended June
                                               30,                 30,
                                        ------------------  ------------------
                                          2000      1999      2000      1999
                                        --------  --------  --------  --------
Revenues............................... $ 50,152  $ 11,016  $ 88,751  $ 16,586
Cost of revenues (excluding non-cash
 equity charges--see note 7)...........   13,285     4,361    23,845     7,110
                                        --------  --------  --------  --------
Gross profit...........................   36,867     6,655    64,906     9,476
                                        --------  --------  --------  --------
Operating expenses:
  Sales and marketing (excluding non-
   cash equity charges--see note 7)....   30,440    15,604    60,225    24,361
  Product development (excluding non-
   cash equity charges--see note 7)....    3,598     1,037     5,438     1,368
  General and administrative (excluding
   non-cash equity charges--see note
   7)..................................   11,859     3,932    22,674     5,918
  Amortization of intangible assets....   10,935       789    19,327     1,311
  Stock-based charges..................   11,021     3,610    21,835     5,250
                                        --------  --------  --------  --------
    Total operating expenses...........   67,853    24,972   129,499    38,208
                                        --------  --------  --------  --------
Loss from operations...................  (30,986)  (18,317)  (64,593)  (28,732)
Interest and other income (expense),
 net...................................    6,274        37    10,669       (34)
                                        --------  --------  --------  --------
Net loss...............................  (24,712)  (18,280)  (53,924)  (28,766)
Accretion of redemption value and
 dividends on convertible preferred
 stock.................................             (1,063)             (1,477)
                                        --------  --------  --------  --------
Net loss applicable to common
 stockholders.......................... $(24,712) $(19,343) $(53,924) $(30,243)
                                        ========  ========  ========  ========
Basic and diluted net loss per share
 applicable to common stockholders..... $   (.31) $   (.79) $   (.70) $  (1.48)
                                        ========  ========  ========  ========
Shares used to calculate basic and
 diluted net loss per share applicable
 to common stockholders................   80,153    24,350    77,102    20,502
                                        ========  ========  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

            UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                            Notes     Deferred
                      Common Stock  Additional            Receivable   Stock-        Other                     Total
                      -------------  Paid-in   Treasury      From       Based    Comprehensive Accumulated Stockholders'
                      Shares Amount  Capital    Stock    Stockholders  Charges      Income       Deficit      Equity
                      ------ ------ ---------- --------  ------------ ---------  ------------- ----------- -------------
Balance at December
 31, 1999...........  70,189  $70    $413,244  $(13,676)   $(13,350)  $ (38,947)    $3,865      $(155,733)   $195,473
                                                                                                             --------
Comprehensive income
 Net loss
  (unaudited).......                                                                              (53,924)    (53,924)
 Unrealized loss on
  marketable
  security and
  short-term
  investments
  (unaudited).......                                                                 (565)                       (565)
                                                                                                             --------
                                                                                                              (54,489)
                                                                                                             --------
Exercise of stock
 options
 (unaudited)........   1,164    1       3,547                                                                   3,548
Issuance of common
 stock (unaudited)..   5,098    5       1,831                                                                   1,836
Issuance of common
 stock for
 acquisitions
 (unaudited)........     589    1      46,120                                                                  46,121
Repayment from
 stockholders
 (unaudited)........                                             16                                                16
Deferred stock-based
 charges
 (unaudited)........                  102,191                          (102,191)                                  --
Stock-based charges
 (unaudited)........                                                     21,835                                21,835
Issuance of common
 stock in public
 offering
 (unaudited)........   4,073    4     428,899                                                                 428,903
Exercise of warrants
 (unaudited)........     219            1,026                                                                   1,026
                      ------  ---    --------  --------    --------   ---------     ------      ---------    --------
Balance at June 30,
 2000 (unaudited)...  81,332  $81    $996,858  $(13,676)   $(13,334)  $(119,303)    $3,300      $(209,657)   $644,269
                      ======  ===    ========  ========    ========   =========     ======      =========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                          For the Six Months
                                                            Ended June 30,
                                                          -------------------
                                                            2000       1999
                                                          ---------  --------
Cash flows from operating activities:
Net loss................................................. $ (53,924) $(28,766)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization..........................    20,986     1,694
  Provision for doubtful accounts........................       778       376
  Stock-based charges....................................    21,835     5,250
  Other non-cash items...................................      (546)    1,005
Changes in operating assets and liabilities, net of
 acquisitions:
  Accounts receivable....................................   (15,193)   (1,982)
  Prepaid distribution expense...........................   (24,008)   (2,082)
  Deferred royalties.....................................    (1,141)     (631)
  Other assets...........................................      (960)     (670)
  Accounts payable and accrued liabilities...............     8,840     5,478
  Deferred revenue.......................................     4,477     5,173
                                                          ---------  --------
Net cash used in operating activities....................   (38,856)  (15,155)
                                                          ---------  --------
Cash flows from investing activities:
Purchases of short-term investments......................  (111,124)
Purchases of other investments...........................   (27,696)
Acquisitions, net of cash acquired.......................   (21,592)
Purchases of property and equipment......................   (13,400)   (1,520)
Cash assumed from acquisition of SpringStreet............              10,186
                                                          ---------  --------
Net cash (used in) provided by investing activities......  (173,812)    8,666
                                                          ---------  --------
Cash flows from financing activities:
Net proceeds from issuance of preferred stock............              18,984
Net proceeds from issuance of common stock...............   428,961     1,776
Proceeds from exercise of stock options and warrants.....     6,350       255
Repayment of notes payable...............................   (38,302)   (1,200)
Transfer to restricted cash..............................   (90,000)
Repurchase of common stock...............................             (11,906)
Issuance of note receivable..............................    (1,651)
Repayment of notes receivable from stockholders..........        16     3,655
Other....................................................    10,850
                                                          ---------  --------
Net cash provided by financing activities................   316,224    11,564
                                                          ---------  --------
Change in cash and cash equivalents......................   103,556     5,075
Cash assumed from NetSelect Inc. ........................              13,037
Cash and cash equivalents, beginning of period...........    90,382        71
                                                          ---------  --------
Cash and cash equivalents, end of period................. $ 193,938  $ 18,183
                                                          =========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              HOMESTORE.COM, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS:

   Homestore.com, Inc. operates a family of web sites that includes:
Homestore.com, a home and real estate portal; REALTOR.com, for existing homes; HomeBuilder.com, for new homes; SpringStreet.com, for rental properties; Remodel.com, for home improvement activities; and HomeFair.com, for moving and relocation activities. Through its network of web sites, the Company provides a wide variety of information and communication tools for consumers, real estate industry professionals, advertisers and providers of home and real estate related products and services. In addition, the Company provides real estate professionals with content and contact management tools. The Company has strategic relationships with key industry participants, including real estate market leaders such as the National Association of REALTORS ("NAR"), the National Association of Home Builders ("NAHB"), the National Association of the Remodeling Industry ("NARI"), the NAHB Remodelors Council, Multiple Listing Services ("MLS"), the American Institute of Architects ("AIA"), the Manufactured Housing Institute ("MHI"), real estate franchises, brokers and agents. The Company currently generates revenues from several sources, including subscription service fees from agents, brokers, home builders and rental property owners and fees from advertisers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Short-term investments--The Company's short-term investments consist of high quality commercial paper and institutional funds. Unrealized gains and losses are reported as a component of stockholders' equity within accumulated other comprehensive income. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary.

3. BASIS OF PRESENTATION:

   The Company's financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and note disclosures required by generally accepted accounting principles for complete financial statements. These statements are unaudited and, in the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation, have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission on March 10, 2000. The results of operations for these interim periods are not necessarily indicative of the operating results for a full year. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

4. RECENT ACCOUNTING PRONOUNCEMENTS:

   In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133" is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we believe the impact of adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will implement SFAS No. 133 in the first quarter of fiscal 2001.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides additional guidance in applying generally accepted accounting principles to revenue recognition in the financial statements. Subsequent

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL INFORMATION--(Continued) to the issuance of SAB 101, the SEC issued Staff Accounting Bulletin 101A ("SAB 101A"), which delays the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999 and March 15, 2000. We have evaluated the provisions of SAB 101 and we believe it will not have a material impact on our financial position, results of operations or cash flows.

5. CAPITALIZATION:

 Public Offering

   In January 2000, the Company completed a public offering of its common stock. The Company sold 4,073,139 shares of its common stock at $110.00 per share, generating gross proceeds of $448.0 million. In addition, 4,226,861 shares of the Company's common stock were offered and sold on behalf of selling stockholders at $110.00 per share. In connection with this offering, the Company incurred $17.9 million in underwriting discounts and commissions, and approximately $1.2 million in other related expenses. The Company used a portion of the proceeds to repay a $37.5 million promissory note, plus accrued interest, issued in connection with the acquisition of HomeFair.

 Other Common Stock Issuance

   In March 2000, the Company issued 1,085,271 shares of its common stock, valued for accounting purposes at approximately $70.0 million, to Budget Group, Inc. ("BGI") in connection with entering into a ten-year strategic alliance agreement that allows the Company to participate in online and offline BGI marketing activities.

6. ACQUISITIONS:

   In March 2000, the Company acquired WyldFyre Technologies, Inc. ("WyldFyre") for 589,426 shares of its common stock with an estimated fair value for accounting purposes of $34.1 million, including other acquisition-related costs. The acquisition has been accounted for as a purchase. The acquisition cost has been preliminarily allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $34.1 million has been preliminarily allocated to goodwill and other intangible assets and is being amortized on a straight-line basis over estimated lives ranging from three to five years. For the quarter ending September 30, 2000, a portion of the purchase price will be charged to acquired in-process research and development pending completion of the purchase price valuation by an independent third party. The results of operations of WyldFyre are included in the Company's unaudited consolidated statements of operations from the date of acquisition.

   In May 2000, the Company acquired Top Producer Systems, Inc. ("Top Producer") for $12.7 million in cash, including other acquisition-related costs and 473,538 shares of its common stock with an estimated fair value for accounting purposes of $12.1 million. The shares vest over a three-year period and are contingent upon the Top Producer's chief executive officer's employment over a three-year period. Contingent purchase price of approximately $16.2 million may also be paid in cash or stock, if certain defined performance targets are met during the years ending December 2000 through December 2004. The acquisition has been accounted for as a purchase. The acquisition cost has been preliminarily allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values. The excess of purchase consideration over net tangible assets acquired of $25.1 million has been preliminarily allocated to goodwill and other intangible assets and is being amortized on a straight-line basis over estimated lives ranging from three to five years. For the quarter ending September 30, 2000, a portion of the purchase price will be charged to acquired in-process research and development pending completion of the purchase price valuation by an independent third party. The results of operations of Top Producer are included in the Company's unaudited consolidated statements of operations from the date of acquisition.

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL INFORMATION--(Continued)

7. STOCK-BASED CHARGES:

   Stock-based charges represent amortization of deferred charges recorded in connection with grants of stock options, stock and warrants issued. The deferred charges represent the difference between the deemed fair value of the Company's common stock for accounting purposes and the exercise price of the options, stock and warrants issued. The following chart summarizes the stock-based charges that have been excluded from the following captions for each of the periods presented:

                                        For the Three Months For the Six Months
                                           Ended June 30,      Ended June 30,
                                        ----------------------------------------
                                           2000      1999      2000      1999
                                        ---------- ------------------- ---------
Cost of revenues....................... $      148 $     225 $     346 $    381
Sales and marketing....................      9,977     2,030    19,400    2,572
Product development....................        140       211       326      358
General and administrative.............        756     1,144     1,763    1,939
                                        ---------- --------- --------- --------
                                        $   11,021 $   3,610 $  21,835 $  5,250
                                        ========== ========= ========= ========

8. WARRANTS:

   In February 2000, the Company issued warrants to purchase up to 470,089 of the Company's common stock at an exercise price of $66.50 to the Broker Gold program members who elected to renew their existing listing agreements with the Company for an additional two years. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. The non-cash charge for the warrants totaled approximately $21.9 million which is being recognized as expense over three years. The non-cash charge for these warrants totaled approximately $1.8 million and $3.0 million for the three and six months ended June 30, 2000, respectively.

   In March 2000, the Company issued a warrant to purchase 400,000 shares of common stock at an exercise price of $35.63 per share to GMAC Mortgage Corporation. The warrant issued is fully vested, non-forfeitable and immediately exercisable. The non-cash charge for the warrant totaled approximately $5.0 million and is being recognized as expense over one year. The non-cash charge for the warrant totaled approximately $1.2 million and $1.7 million for the three and six months ended June 30, 2000, respectively.

9. NET LOSS PER SHARE:

   The following table sets forth the computation of basic and diluted net loss per share applicable to common stockholders for the periods indicated (in thousands, except per share amounts):

                                          For the Three        For the Six
                                        Months Ended June   Months Ended June
                                               30,                 30,
                                        ------------------  ------------------
                                          2000      1999      2000      1999
                                        --------  --------  --------  --------
Numerator:
  Net loss............................. $(24,712) $(18,280) $(53,924) $(28,766)
  Accretion of redemption value and
   dividends on convertible preferred
   stock...............................             (1,063)             (1,477)
                                        --------  --------  --------  --------
  Net loss applicable to common
   stockholders........................ $(24,712) $(19,343) $(53,924) $(30,243)
                                        ========  ========  ========  ========
Denominator:
  Weighted average shares..............   80,153    24,350    77,102    20,502
                                        ========  ========  ========  ========
Basic and diluted net loss per share
 applicable to common stockholders..... $   (.31) $   (.79) $   (.70) $  (1.48)
                                        ========  ========  ========  ========

                              HOMESTORE.COM, INC.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED FINANCIAL INFORMATION--(Continued)

   The per share computations exclude preferred stock, options and warrants which are anti-dilutive. The number of such shares excluded from the basic and diluted net loss per share applicable to common stockholders computation was 17,086,000 and 37,756,000 at June 30, 2000 and 1999, respectively.

10. AOL AGREEMENT:

   In April 2000, the Company entered into a five-year marketing and distribution agreement with America Online, Inc. ("AOL"). In exchange for entering into this agreement, the Company paid AOL $20.0 million in cash and issued approximately 3.9 million shares of its common stock. The Company has guaranteed that the 30-day average closing price, related to 60%, 20% and 20% of the shares it issued, will be $68.50 per share on the third, fourth and fifth anniversaries of the agreement, respectively. This guarantee only applies to shares that continue to be held by AOL at the end of each respective year. At June 30, 2000, the Company recorded $185.9 million in other non-current liabilities, which represents the fair market value of the
3.9 million shares of the Company's stock issued upon entering into the agreement plus the fair market value of the $68.50 per share guarantee of the stock. The difference between the total guaranteed amount and the liability recorded will be recorded as other expense over the term of the agreement. In connection with the guarantee, the Company has established a $90.0 million letter of credit which has been classified as restricted cash on the balance sheet. The letter of credit can be drawn upon by AOL in the event that the 30-day average closing price is less than $68.50 at the end of each respective guarantee date. The letter of credit will be reduced to $50.0 million at the end of the third anniversary of the agreement. The term of the agreement may be reduced if AOL draws more than $40.0 million from the letter of credit at the end of the third year anniversary of the agreement.

11. COMMITMENTS AND CONTINGENCIES:

   From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

   The Company received a request for information from the antitrust division of the U.S. Department of Justice. The request seeks information about the business of the Company as it relates to Internet realty sites in the United States. The government has not alleged any violation of law, and the Company believes it has complied with all laws and regulations. The Company intends to cooperate fully with the Department of Justice's request.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This Prospectus Supplement and the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact that we make in this Prospectus Supplement are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed in our prospectus dated January 26, 2000 and our Form 10-K for the year ended December 31, 1999.

Overview

   We are the leading destination on the Internet for home and real estate-related information, based on the number of advertising products and services, the number of visitors, time spent on our web sites and the number of property listings. Our family of web sites, consisting of Homestore.com, REALTOR.com, HomeBuilder.com, SpringStreet.com, Remodel.com, and HomeFair.com, provides the most comprehensive source of real estate listings and home related content on the Internet. Through our family of web sites, we provide a wide variety of information and tools for consumers, real estate industry professionals, advertisers and providers of home and real estate-related products and services. In addition, we provide real estate professionals with content and contact management tools. We currently generate revenues from several sources, including subscription fees from agents, brokers, home builders and rental property owners and fees from advertisers.

Basis of Presentation

   Initial Business and RealSelect Holding Structure. We were incorporated in 1993 under the name of InfoTouch Corporation, or InfoTouch, with the objective of establishing an interactive network of real estate "kiosks" for consumers to search for homes. In 1996, we began to develop the technology to build and operate real estate related Internet sites. Effective December 4, 1996, we entered into a series of agreements with the National Association of REALTORS ("NAR") and several investors. Under these agreements, we transferred technology and assets relating to advertising the listing of residential real estate on the Internet to a newly-formed company, NetSelect LLC, or LLC, in exchange for a 46% ownership interest in LLC. The investors contributed capital to a newly-formed company, NetSelect, Inc., or NSI, which owned 54% of LLC. LLC received capital funding from NSI and in turn contributed the assets and technology contributed by InfoTouch as well as the NSI capital to a newly formed entity, RealSelect, Inc., or RealSelect, in exchange for common stock representing an 85% ownership interest in RealSelect. Also effective December 4, 1996, RealSelect entered into a number of formation agreements with and issued cash and common stock representing a 15% ownership interest in RealSelect to the NAR in exchange for the rights to operate the REALTOR.com web site and pursue commercial opportunities relating to the listing of real estate on the Internet.

   The agreements governing RealSelect required us to terminate our remaining activities, which were insignificant at that time, and dispose of our remaining assets and liabilities, which we did in early 1997. Accordingly, following the formation, NSI, LLC and InfoTouch were shell holding companies for their investments in RealSelect.

   Our initial operating activities primarily consisted of recruiting personnel, developing our web site content and raising our initial capital. We developed our first web site, REALTOR.com, in cooperation with the NAR. We actively began marketing our advertising products and services to real estate professionals in January 1997.

   Reorganization of Holding Structure. Under the formation agreements of RealSelect, the reorganization of the initial holding structure was provided for at an unspecified future date. On February 4, 1999, NSI stockholders entered into a non-substantive share exchange with and were merged into InfoTouch. In addition, LLC was merged into InfoTouch. We refer to this transaction as the Reorganization. The share exchange lacked economic substance and, therefore, was accounted for at historical cost.

   Our historical consolidated financial statements reflect the results of operations of Homestore.com, Inc., formerly InfoTouch. Through the Reorganization on February 4, 1999, Homestore.com was a holding company whose sole business was managing its investment in RealSelect through LLC. This investment was accounted for under the equity method, and accordingly, Homestore.com did not record the results of operations related to the operating entity, RealSelect, until the Reorganization occurred on February 4, 1999. Prior to February 4, 1999, the results of operations of RealSelect were consolidated by NSI. Thus, all revenues through February 4, 1999, were recorded by NSI. Pro forma financial information that includes a comparison of the results of operations of NSI, LLC, Homestore.com and RealSelect on a combined basis for the three and six months ended June 30, 1999 has been presented to assist investors in evaluating our historical financial performance. A comparison of the historical results of operations of Homestore.com has not been presented because the financial position, results of operations and cash flows were insignificant for all periods presented prior to the Reorganization.

   Acquisitions. In June 1999, we acquired SpringStreet for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of common stock. In October 1999, we acquired all of the outstanding capital stock of The Homebuyer's Fair, Inc. and FAS-Hotline, Inc., collectively HomeFair, for $35.8 million in cash and other acquisition-related expenses, a $37.5 million promissory note and 250,000 shares of our common stock. Each of these acquisitions has been included in the pro forma results of operations as if it had occurred on January 1, 1999.

   We will seek to continue to expand our current offerings by acquiring additional businesses, technologies, product lines or service offerings from third parties. We may be unable to identify future acquisition targets and may be unable to complete future acquisitions. Even if we complete an acquisition, we may have difficulty in integrating it with our current offerings, and any acquired features, functions or services may not achieve market acceptance or enhance our brand loyalty. Integrating newly acquired organizations and products and services could be expensive, time consuming and a strain on our resources.

Pro Forma Results of Operations

   The following tables set forth certain pro forma condensed consolidated statement of operations data for the periods indicated and assume that the following transactions occurred as of January 1, 1999:

  . our acquisition of SpringStreet for common stock and convertible preferred stock equivalent to an aggregate of 5,309,058 shares of our common stock, with an estimated fair value of $51.7 million;

  . our acquisition of HomeFair for 250,000 shares of our common stock, with an estimated fair value of $11.2 million, a $37.5 million promissory note, and $35.8 million in cash and other acquisition-related expenses; and

  . the reorganization of our holding company structure as previously described.

                                      For the Three          For the Six
                                      Months Ended          Months Ended
                                        June 30,              June 30,
                                    -------------------   -------------------
                                    2000(1)      1999     2000(1)      1999
                                    --------   --------   --------   --------
                                       (Unaudited)           (Unaudited)
                                              (in thousands)
Pro Forma Consolidated Statements
 of Operations Data:
Revenues..........................  $ 50,152   $ 14,246   $ 88,751   $ 24,655
Cost of revenues (excluding non-
 cash equity charges--see
 note 2)..........................    13,285      5,321     23,845      9,874
                                    --------   --------   --------   --------
Gross profit......................    36,867      8,925     64,906     14,781
                                    --------   --------   --------   --------
Operating expenses:
  Sales and marketing (excluding
   non-cash equity charges--see
   note 2)........................    30,440     19,760     60,225     34,720
  Product development (excluding
   non-cash equity charges--see
   note 2)........................     3,598      1,609      5,438      3,000
  General and administrative
   (excluding non-cash equity
   charges--see note 2)...........    11,859      6,926     22,674     12,026
  Amortization of intangible
   assets.........................    10,935      7,022     19,327     14,036
  Stock-based charges.............    11,021      4,859     21,835      8,062
                                    --------   --------   --------   --------
   Total operating expenses.......    67,853     40,176    129,499     71,844
                                    --------   --------   --------   --------
Loss from operations..............   (30,986)   (31,251)   (64,593)   (57,063)
Interest and other income
 (expense), net...................     6,274     (1,548)    10,669     (3,139)
                                    --------   --------   --------   --------
Net loss..........................  $(24,712)  $(32,799)  $(53,924)  $(60,202)
                                    ========   ========   ========   ========
As a Percentage of Pro Forma
 Revenues:
Revenues..........................       100 %      100 %      100 %      100 %
Cost of revenues..................        26         37         27         40
                                    --------   --------   --------   --------
Gross profit......................        74         63         73         60
                                    --------   --------   --------   --------
Operating expenses:
  Sales and marketing.............        61        139         68        141
  Product development.............         7         11          6         12
  General and administrative......        24         49         26         49
  Amortization of intangible
   assets.........................        22         49         22         57
  Stock-based charges.............        22         34         25         33
                                    --------   --------   --------   --------
  Total operating expenses........       136        282        147        292
                                    --------   --------   --------   --------
Loss from operations..............       (62)      (219)       (74)      (232)
Interest and other income
 (expense), net...................        13        (11)        12        (13)
                                    --------   --------   --------   --------
Net loss..........................       (49)%     (230)%      (62)%     (245)%
                                    ========   ========   ========   ========

--------
(1) The unaudited pro forma consolidated statements of operations for the three and six months ended June 30, 2000 reflect our actual operating results.

(2) Stock-based charges represent amortization of deferred charges recorded in connection with grants of stock options, stock and warrants issued. The deferred charges represent the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of the options, stock and warrants issued. The following chart summarizes the stock-based charges that have been excluded from the following captions for each of the periods presented.

                                                 For the           For the
                                            Three Months Ended Six Months Ended
                                                 June 30,          June 30,
                                            ------------------------------------
                                              2000      1999     2000    1999
                                            --------- ----------------- --------
Cost of revenues........................... $     148 $    505 $    346 $   844
Sales and marketing........................     9,977    2,459   19,400   4,109
Product development........................       140      203      326     363
General and administrative.................       756    1,692    1,763   2,746
                                            --------- -------- -------- -------
                                            $  11,021 $  4,859 $ 21,835 $ 8,062
                                            ========= ======== ======== =======

Pro Forma for the Three Months Ended June 30, 2000 and 1999

 Revenues

   Revenues increased to $50.2 million for the three months ended June 30, 2000 from pro forma revenues of $14.2 million for the three months ended June 30, 1999. Revenue from both professional subscriptions and advertising, as well as web site development fees, contributed to the overall revenue growth. Increased subscription revenue was primarily due to an increase in the number of professionals on the Homestore.com family of web sites. The increase in the number of professionals on our family of web sites represented a 64% increase over the number of professionals at June 30, 1999. Advertising revenue increased primarily as a result of an expansion in sponsorships and strategic alliances during the quarter.

 Cost of Revenues

   Cost of revenues increased to $13.3 million for the three months ended June 30, 2000 from pro forma cost of revenues of $5.3 million for the three months ended June 30, 1999. The increase was primarily due to an overall increase in sales volume during the three months ended June 30, 2000, as compared to the three months ended June 30, 1999. Gross margin for the quarter was 74%, up from a pro forma gross margin of 63% for the same quarter in 1999. We anticipate continuing increases in cost of revenues in absolute dollars as our revenues increase and we continue to make capital investments to increase the capacity and speed of our family of web sites.

 Operating Expenses

   Sales and marketing. Sales and marketing expenses increased to $30.4 million for the three months ended June 30, 2000 from pro forma sales and marketing expenses of $19.8 million for the three months ended June 30, 1999. The increase was attributable to increased salaries and commissions. The increase was also due to costs associated with our branding campaign during 2000, as well as increases in promotional material and trade show expenses.

   Product development. Product development expenses increased to $3.6 million for the three months ended June 30, 2000 from pro forma product development expenses of $1.6 million for the three months ended June 30, 1999. The increase in product development costs was due to increased costs associated with the redesign of the Homestore.com web site, as well as product development costs associated with our acquisitions of WyldFyre Technologies, Inc. ("WyldFyre") and Top Producer Systems, Inc. ("Top Producer") in 2000.

   General and administrative. General and administrative expenses increased to $11.9 million for the three months ended June 30, 2000 from pro forma general and administrative expenses of $6.9 million for the three months ended June 30, 1999. The increase was primarily due to hiring of key management personnel and increased staffing levels required to support our growth, expanded operations and infrastructure as a public company. Facility costs associated with our corporate office also increased. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our businesses.

   Amortization of intangible assets. Amortization of intangible assets was $10.9 million for the three months ended June 30, 2000 as compared to pro forma amortization of $7.0 million for the three months ended June 30, 1999. The increase in amortization was primarily the result of the acquisitions of WyldFyre in March 2000 and Top Producer in May 2000.

 In process research and development

   For the quarter ending September 30, 2000, a portion of the purchase price of WyldFyre and Top Producer will be charged to in-process research and development pending completion of the purchase price valuation by an independent third party.

 Stock-based charges

   Stock Options. In connection with the grant of stock options to employees prior to our initial public offering, we recorded aggregate deferred compensation of approximately $23.9 million. This deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally four years.

   Stock. In March 2000, we issued 1,085,271 shares of common stock valued for accounting purposes at approximately $70.0 million to Budget Group Inc. ("BGI") in connection with entering into a strategic alliance agreement. We are amortizing this amount ratably over the ten-year term of the agreement, resulting in a non-cash charge of $1.8 million for the three months ended June 30, 2000.

   Warrants. During the third and fourth quarters of 1999, we issued warrants to purchase 910,844 shares of common stock at a weighted average exercise price of $21.18 per share to Multiple Listing Services, or MLSs, that agreed to provide their real estate listings to us for publication on the Internet on a national basis. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a total charge of approximately $11.2 million which is being recognized as expense over the term of the applicable MLS agreement, approximately one to two years. The non-cash charge for these warrants totaled approximately $682,000 for the three months ended June 30, 2000.

   In August 1999, we issued Norwest Mortgage a warrant to purchase 500,000 shares of our common stock at an exercise price of $20.00 per share. This warrant is fully vested, non-forfeitable and is immediately exercisable. We incurred a charge of approximately $3.5 million which is being recognized over two years. The non-cash charge for this warrant totaled approximately $435,000 for the three months ended June 30, 2000.

   In February 2000, we issued warrants to purchase up to 470,089 shares of common stock at an exercise price of $66.50 to the Broker Gold program members who elected to renew their existing listing agreements with us for an additional two years. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. The non-cash charge for the warrants totaled approximately $21.9 million which is being recognized as expense over three years. The non-cash charge for these warrants totaled approximately $1.8 million for the three months ended June 30, 2000.

   In March 2000, we issued a warrant to purchase 400,000 shares of common stock at an exercise price of $35.63 per share to GMAC Mortgage Corporation. The warrant issued is fully vested, non-forfeitable and immediately exercisable. The non-cash charge for the warrant totaled approximately $5.0 million and is being recognized as expense over one year. The non-cash charge for the warrant totaled approximately $1.2 million for the three months ended June 30, 2000.

 Interest and Other Income (Expense), Net

   Interest and other income (expense), net consists primarily of earnings on our cash and cash equivalents, net of imputed interest expense on the notes payable issued in connection with our acquisitions of The Enterprise of America, Ltd. and MultiSearch Solutions, Inc. for the three months ended June 30, 1999. Interest and other income increased to $6.3 million for the three months ended June 30, 2000 from pro forma interest and other expense of $1.5 million for the three months ended June 30, 1999. The increase was primarily due to interest income earned on higher average cash balances as a result of our initial and secondary public offering proceeds.

 Income Taxes

   As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income taxes for the three months ended June 30, 2000 and 1999. As of December 31, 1999, we had $116.7 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2007. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, due to the likelihood that we may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carryforwards.

Pro Forma for the Six Months Ended June 30, 2000 and 1999

 Revenues

   Revenues increased to $88.8 million for the six months ended June 30, 2000 from pro forma revenues of $24.7 million for the six months ended June 30, 1999. Revenue from both professional subscriptions and advertising, as well as web site development fees, contributed to the increase in revenue. Increased subscription revenue was primarily due to an increase in the number of professionals on the Homestore.com family of web sites. Advertising revenue increased primarily as a result of an expansion in sponsorships and strategic alliances during the six months ended June 30, 2000.

 Cost of Revenues

   Cost of revenues increased to $23.8 million for the six months ended June 30, 2000 from pro forma cost of revenues of $9.9 million for the six months ended June 30, 1999. The increase was primarily due to our overall increased sales volume during the six months ended June 30, 2000 as compared to the six months ended June 30, 1999. Gross margin for the period was 73%, up from a pro forma gross margin of 60% for the same period in 1999.

 Operating Expenses

   Sales and marketing. Sales and marketing expenses increased to $60.2 million for the six months ended June 30, 2000 from pro forma sales and marketing expenses of $34.7 million for the six months ended June 30, 1999. The increase was attributable to an increase in costs associated with Internet portal distribution, and marketing and listing agreements entered into during the third and fourth quarter of 1999. The increase was also due to increased salaries and commissions. Increases in costs associated with our branding campaign during the six months ended June 30, 2000, promotional material and trade show expenses also contributed to the increase.

   Product development. Product development expenses increased to $5.4 million for the six months ended June 30, 2000 from pro forma product development expenses of $3.0 million for the six months ended June 30, 1999. The increase in product development costs was due to increased costs associated with the redesign of the Homestore.com web site and the integration of our acquisitions into our family of web sites, as well as product development costs from our acquisitions of WyldFyre and Top Producer in 2000.

   General and administrative. General and administrative expenses increased to $22.7 million for the six months ended June 30, 2000 from pro forma general and administrative expenses of $12.0 million for the six months ended June 30, 1999. The increase was primarily due to hiring of key management personnel and increased staffing levels required to support our growth, expanded operations and infrastructure as a public company. Facility costs associated with our corporate office also increased.

   Amortization of intangible assets. Amortization of intangible assets was $19.3 million for the six months ended June 30, 2000 as compared to pro forma amortization of $14.0 million for the six months ended June 30, 1999. The increase in amortization was primarily the result of the acquisitions of WyldFyre in March 2000 and Top Producer in May 2000.

 In process research and development

   For the quarter ending September 30, 2000, a portion of the purchase price of WyldFyre and Top Producer will be charged to in process research and development pending completion of the purchase price valuation by an independent third party.

 Stock-based charges

   Stock Options. In connection with the grant of stock options to employees prior to our initial public offering, we recorded aggregate deferred compensation of approximately $23.9 million. This deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options, generally four years.

   Stock. In March 2000, we issued 1,085,271 shares of common stock valued for accounting purposes at approximately $70.0 million to BGI in connection with entering into a strategic alliance agreement. We are amortizing this amount ratably over the ten-year term of the agreement, resulting in a non-cash charge of $2.3 million for the six months ended June 30, 2000.

   Warrants. During the third and fourth quarters of 1999, we issued warrants to purchase 910,844 shares of common stock at a weighted average exercise price of $21.18 per share to Multiple Listing Services, or MLSs, that agreed to provide their real estate listings to us for publication on the Internet on a national basis. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. We incurred a total charge of approximately $11.2 million which is being recognized as expense over the term of the applicable MLS agreement, approximately one to two years. The non-cash charge for these warrants totaled approximately $2.9 million for the six months ended June 30, 2000.

   In August 1999, we issued Norwest Mortgage a warrant to purchase 500,000 shares of our common stock at an exercise price of $20.00 per share. This warrant is fully vested, non-forfeitable and is immediately exercisable. We incurred a charge of approximately $3.5 million which is being recognized over two years. The non-cash charge for this warrant totaled approximately $869,000 for the six months ended June 30, 2000.

   In February 2000, we issued warrants to purchase up to 470,089 shares of common stock at an exercise price of $66.50 to the Broker Gold program members who elected to renew their existing listing agreements with us for an additional two years. All warrants issued are fully vested, non-forfeitable and are immediately exercisable. The non-cash charge for the warrants totaled approximately $21.9 million which is being recognized as expense over three years. The non-cash charge for these warrants totaled approximately $3.0 million for the six months ended June 30, 2000.

   In March 2000, we issued a warrant to purchase 400,000 shares of common stock at an exercise price of $35.63 per share to GMAC Mortgage Corporation. The warrant issued is fully vested, non-forfeitable and immediately exercisable. The non-cash charge for the warrant totaled approximately $5.0 million and is being recognized as expense over one year. The non-cash charge for the warrant totaled approximately $1.7 million for the six months ended June 30, 2000.

 Interest and Other Income (Expense), Net

   Interest and other income (expense), net consists primarily of earnings on our cash and cash equivalents, net of imputed interest expense on the notes payable issued in connection with our acquisitions of The Enterprise of America, Ltd. and MultiSearch Solutions, Inc. for the six months ended June 30, 1999, and interest expense incurred on the note payable issued in connection with our HomeFair acquisition for the six months ended June 30, 2000. Interest and other income increased to $10.7 million for the six months ended June 30, 2000 from pro forma interest and other expense of $3.1 million for the six months ended June 30, 1999. The increase was primarily due to interest income earned on higher average cash balances as a result of our initial and secondary offering proceeds.

 Income Taxes

   As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income taxes for the six months ended June 30, 2000 and 1999. As of December 31, 1999, we had $116.7 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2007. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, due to the likelihood that we may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carryforwards.

Liquidity and Capital Resources

   Since inception, we have funded our operations and met our capital expenditure requirements through the sale of equity securities and through cash generated from the sale of our products and services and, to a lesser extent, equipment lease financing. At June 30, 2000, we had cash and cash equivalents of $193.9 million as compared to $90.4 million at December 31, 1999. Also at June 30, 2000, we had $110.9 million in short-term investments.

   Net cash used in operating activities was $38.9 million for the six months ended June 30, 2000 and $15.2 million in the six months ended June 30, 1999. Net cash used in operating activities in each of these periods was primarily the result of net operating losses, including payments required to be made relating to our Internet portal distribution, and marketing and listing agreements. These operating cash outflows were partially offset by increases in accounts payable, accrued liabilities and deferred revenues.

   Net cash used in investing activities was $173.8 million for the six months ended June 30, 2000, compared to net cash provided of $8.7 million in the six months ended June 30, 1999. During the six months ended June 30, 2000, our investing activities consisted of acquisitions, investments and purchases of property and equipment and short-term investment funds. We acquired New List Corporation, certain publication businesses from Haas Publishing Companies, Inc. and Top Producer for an amount including $21.6 million in cash. In addition, we invested in non-consolidated entities for an aggregate $27.7 million in cash. Capital expenditures for property and equipment totaled $13.4 million for the six months ended June 30, 2000 and $1.5 million for the six months ended June 30, 1999. During the six months ended June 30, 1999, an additional $3.0 million of capital expenditures were funded through an equipment lease financing arrangement. We purchased $111.1 million of short-term investment funds during the six months ended June 30, 2000.

   Net cash provided by financing activities was $316.2 million for the six months ended June 30, 2000 compared $11.6 million in the comparable prior year period. The increase in cash was provided primarily from net proceeds from our secondary public offering. In January 2000, we completed a secondary public offering in which we sold 4,073,139 shares of our common stock at a price of $110.0 per share, raising approximately $428.9 million after deducting underwriting discounts and commissions and offering expenses. In addition, we received approximately $6.4 million from the exercise of options and warrants during the six months ended June 30, 2000.

   In April 2000, we entered into a five-year marketing and distribution agreement with America Online, Inc. ("AOL"). In exchange for entering into this agreement, we paid AOL $20.0 million in cash and issued approximately 3.9 million shares of our common stock. We have guaranteed that the 30-day average closing price, related to 60%, 20% and 20% of the shares it issued, will be $68.50 per share on the third, fourth and fifth anniversaries of the agreement, respectively. This guarantee only applies to shares that continue to be held by AOL at the end of each respective year. At June 30, 2000, we recorded $185.9 million in other non-current liabilities, which represents the fair market value of the 3.9 million shares of our stock issued upon entering into the agreement plus the fair market value of the $68.50 per share guarantee of the stock. The difference between the total guaranteed amount and the liability recorded will be recorded as other expense over the term of the agreement. In connection with the guarantee, we have established a $90.0 million letter of credit which has been classified as restricted cash on the balance sheet. The letter of credit can be drawn upon by AOL in the event that the our 30-day average closing price is less than $68.50 at the end of each respective guarantee date. The letter of credit will be reduced to $50.0 million at the end of the third anniversary of the agreement. The term of the agreement may be reduced if AOL draws more than $40.0 million from the letter of credit at the end of the third year anniversary of the agreement.

   As of June 30, 2000, we had $394.9 million in cash and cash equivalents, restricted cash, and short-term investments. We expect to continue using our working capital to finance our ongoing operations and rapid expansion, our marketing activities as well as the development of new or enhanced existing services or products. Additionally, we expect to use a portion of our cash for the acquisition and subsequent funding of technologies, content, investments or businesses complimentary to our current business. We currently anticipate that our existing cash and cash equivalents and any cash generated from operations will be more than sufficient to fund our operating activities, capital expenditures and other obligations for the next twelve months.

Recent Accounting Pronouncements

   In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133" is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we believe the impact of adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will implement SFAS No. 133 in the first quarter of fiscal 2001.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides additional guidance in applying generally accepted accounting principles to revenue recognition in the financial statements. Subsequent to the issuance of SAB 101, the SEC issued Staff Accounting Bulletin 101A ("SAB 101A"), which delays the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999 and March 15, 2000. We have evaluated the provisions of SAB 101 and we believe it will not have a material impact on our financial position, results of operations or cash flows.

Year 2000 Compliance

   The Year 2000 Issue refers generally to the problems that some computer systems may have in determining the correct century for the year. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. We have experienced no material Year 2000 problems in the period since January 1, 2000, although unexpected Year 2000 problems in the future might have a material adverse effect on our business, operating results or financial condition. We continue to monitor our systems for Year 2000 compliance.

Additional Factors That May Affect Future Results

   In addition to the factors discussed in the "Liquidity and Capital Resources" section above and in our Form 10-K for the year ended December 31, 1999 under the caption "Factors That May Affect Future Results" and elsewhere, the following additional factors may affect our future results:

Risks Related to our Business:

  . Our agreement with the National Association of REALTORS could be terminated by it.

  . Our agreement with the NAR contains a number of provisions that could restrict our operations.

  . If our operating agreement for REALTOR.com terminates, the NAR would be able to operate the REALTOR.com web site.

  . We are subject to noncompetition provisions with the NAR which could adversely affect our business.

  . Our agreement with the National Association of Home Builders contains provisions that could restrict our operations.

  . Our SpringStreet.com web site is subject to a number of restrictions on how it may be operated.

  .  The NAR could revoke its consent to our operating SpringStreet.com.

  . The National Association of REALTORS has significant influence over aspects of our RealSelect subsidiary's corporate governance.

  .  The NAR can restrict a change of control of Homestore.com.

  . It is difficult to evaluate our current business due to our limited history with our current business.

  . We have a history of net losses and expect net losses for the foreseeable future.

   We have experienced operating losses in each quarterly and annual period since 1993, and we incurred operating losses of $31.0 million for the three months ended June 30, 2000 and $64.6 million for the six months ended June 30, 2000. On a pro forma basis we incurred operating losses of $31.3 million for the three months ended June 30, 1999 and $57.1 million for the six months ended June 30, 1999. As of June 30, 2000, we had an accumulated deficit of $209.7 million, and we may continue to incur net losses. The size of these net losses will depend, in part, on the rate of growth in our revenues from broker, agent, home builder and rental property owner, web hosting fees, advertising sales and sales of other products and services. The size of our future net losses will also be impacted by non-cash stock-based charges relating to deferred compensation and stock and warrant issuances, and amortization of intangible assets. As of June 30, 2000, we had approximately $310.1 million of deferred stock-based charges and intangible assets.

   It is critical to our success that we continue to devote financial, sales and management resources to developing brand awareness for our web sites as well as for any other products and services we may add. To accomplish this, we will continue to develop our content and expand our marketing and promotion activities, direct sales force and other services. As a result, we expect that our operating expenses will increase significantly during the next several years, especially in sales and marketing. With increased expenses, we will need to generate significant additional revenues to achieve profitability. As a result, we may never achieve or sustain profitability, and, if we do achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  . We must continue to obtain listings from real estate agents, brokers, home builders, Multiple Listing Services and property owners.

   We believe that our success depends in large part on the number of real estate listings received from agents, brokers, home builders, MLSs and residential, rental and commercial property owners. Many of our agreements with MLSs, brokers and agents to display property listings have fixed terms, typically 12 to 30 months. At the end of the term of each agreement, the other party may choose not to continue to provide listing information to us on an exclusive basis or at all and may choose to provide this information to one or more of our competitors instead. We have expended significant amounts to secure both our exclusive and non-exclusive agreements for listings of real estate for sale and may be required to spend additional large amounts or offer other incentives in order to renew these agreements. If owners of large numbers of property listings, such as large brokers, MLSs, or property owners in key real estate markets choose not to renew their relationship with us, our family of web sites could become less attractive to other real estate industry participants or consumers.

  . We must dedicate significant resources to market our advertising products and services to real estate professionals.

  . It is important to our success that we support our real estate professional customers.

   Since many real estate professionals are not sophisticated computer users and often spend limited amounts of time in their offices, it is important that these customers find that our products and services significantly enhance their productivity and are easy to use. To meet these needs, we provide customer training and have developed a customer support organization that seeks to respond to customer inquiries as quickly as possible. If our real estate professional customer base grows, we may need to expand our support organization further to maintain satisfactory customer support levels. If we need to enlarge our support organization, we would incur higher overhead costs. If we do not maintain adequate support levels, these customers could choose to discontinue using our service.

  .  Our quarterly financial results are subject to significant fluctuations.

   Our results of operations could vary significantly from quarter to quarter. In the near term, we expect to be substantially dependent on sales of our advertising products and services. We also expect to incur significant sales and marketing expenses to promote our brand and services. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the number of persons purchasing advertising products and services as well as sales and marketing expenses for a particular period. If revenues fall below our expectations, we will not be able to reduce our spending rapidly in response to the shortfall.

   Other factors that could affect our quarterly operating results include those described below and elsewhere in this Form 10-Q:

  . the amount of advertising sold on our family of web sites and the timing of payments for this advertising;

  . the level of renewals for our advertising products and services by real estate agents, brokers and rental property owners and managers;

  . the amount and timing of our operating expenses and capital expenditures;

  . the amount and timing of non-cash stock-based charges, such as charges related to deferred compensation or warrants issued to real estate industry participants; and

  .  costs related to acquisitions of businesses or technologies.

  . Because we have expanded our operations, our success will depend on our ability to manage our growth.

  . We depend on distribution agreements with a number of Internet portals to generate traffic on our family of web sites.

  . Our family of web sites may not achieve the brand awareness necessary to succeed.

   In an effort to obtain additional consumer traffic, increase usage by the real estate community and increase brand awareness, we intend to continue to pursue an aggressive online and off-line brand enhancement strategy.

These efforts will involve significant expense. If our brand enhancement strategy is unsuccessful, we may fail to attract new or retain existing consumers or real estate professionals, which would have a material adverse impact on our revenues.

   The market for web-based advertising products and services relating to real estate is intensely competitive.

   Our main existing and potential competitors for real estate professionals and service providers, home buyers, homeowners, sellers and renters and related content include:

  . web sites offering real estate listings together with other related services, such as Apartments.com, iOwn, Microsoft's HomeAdvisor, NewHomeNetwork.com, Move.com and RentNet;

  . web sites offering real estate related content and services such as mortgage calculators and information on the home buying, selling and renting processes;

  . web sites offering real estate improvement content and services such as ImproveNet;

  . web sites offering moving and relocation content and services such as MonsterData, Virtual Relocation, Lysias, School Match, and Move Central;

  . general purpose consumer web sites such as AltaVista and Yahoo! that also offer real estate-related content on their site; and

  .  traditional print media such as newspapers and magazines.

   Our main existing and potential competitors for advertisements include:

  . general purpose consumer web sites such as AltaVista, America Online, Excite, Lycos, Netscape's Netcenter and Yahoo!;

  . general purpose online services that may compete for advertising dollars;

  .  online ventures of traditional media, such as Classified Ventures; and

  .  traditional media such as newspapers, magazines and television.

   The barriers to entry for web-based services and businesses are low, making it possible for new competitors to proliferate rapidly. In addition, parties with whom we have listing and marketing agreements could choose to develop their own Internet strategies or competing real estate sites upon the termination of their agreements with us. Many of our existing and potential competitors have longer operating histories in the Internet market, greater name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than we do.

  . We must attract and retain personnel while competition for personnel in our industry is intense.

  . We need to continue to develop our content and our product and service offerings.

  .  We may experience difficulty in integrating our recent acquisitions.

  .  Our business is dependent on our key personnel.

  .  We rely on intellectual property and proprietary rights.

  . We may not be able to protect the web site addresses that are important to our business.

  . We could be subject to litigation with respect to our intellectual property rights.

Real Estate Industry Risks:

  . Our business is dependent on the strength of the real estate industry, which is both cyclical and seasonal.

  .  We may particularly be affected by general economic conditions.

  . We have risks associated with changing legislation in the real estate industry.

Internet Industry Risks:

  . We depend on increased use of the Internet to expand our real estate related advertising products and services.

  . Government regulations and legal uncertainties could affect the growth of the Internet.

  .  Taxation of Internet transactions could slow the use of the Internet.

  . We depend on continued improvements to our computer network and the infrastructure of the Internet.

  .  Our internal network infrastructure could be disrupted.

   Our operations depend upon our ability to maintain and protect our computer systems, located at our corporate headquarters in Thousand Oaks, California and our other offices in Dallas, Texas; Milwaukee, Wisconsin; Phoenix, Arizona; and San Jose, California. Although we have not experienced any material outages to date, we currently do not have a redundant system for our family of web sites and other services at an alternate site. Therefore, our systems are vulnerable to damage from break-ins, unauthorized access, vandalism, fire, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, earthquakes and general business interruptions, the amount of coverage may not be adequate in any particular case.

   Experienced computer programmers, or hackers, may attempt to penetrate our network security from time to time. Although we have not experienced any material security breaches to date, a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We do not currently have a fully redundant system for our family of web sites. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss.

  . We could face liability for information on our web sites and for products and services sold over the Internet.

  . Our common stock price may be volatile, which could result in substantial losses for individual stockholders.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Homestore.com currently does not hold any derivative instruments and does not engage in hedging activities. Also, Homestore.com currently does not hold any variable interest rate debt or lines of credit, and currently does not enter into any transactions denominated in a foreign currency. Thus, Homestore.com's exposure to interest rate and foreign exchange fluctuations is minimal.